Exhibit 99.1
ASML to Establish Center of Excellence in Taiwan
VELDHOVEN, the Netherlands, April 4, 2007 — ASML announced today that it has signed a contract with the Taiwanese Ministry of Economic Affairs (MOEA) to establish the ASML Center of Excellence (ACE) near Taipei. This follows the Letter of Intent ASML and MOEA signed late last year; ASML expects that ACE will be fully operational in Q2 2008 after construction is scheduled to be completed. ASML is currently recruiting personnel for ACE and has secured a temporary facility.
ACE will reinforce ASML’s commitment to customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics, and refurbishment. ACE will also enable local sourcing of equipment modules, components and services.
“The entire Asia-Pacific region is a key market for ASML; collectively it accounted for nearly two-thirds of our sales in 2006,” said Eric Meurice, president and CEO. By establishing ACE, we will ensure that ASML continues to meet the growing demands of customers throughout this important region.” The Semiconductor Industry Association predicts that the entire Asia-Pacific region will see 12 percent growth year over year in 2007, outpacing industry growth in the rest of the world.
ASML is actively recruiting qualified candidates to work at ACE for customer support, training, application development, development and engineering, logistics, sourcing, and refurbishment and repair. Interested candidates should visit ASML’s virtual cleanroom at www.careers.asml.com for more information.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
ASML Media Relations Contact
Angelique Paulussen – Vice President Communications – corpcom@asml.com – tel: +31.40.268.6572 – fax: +31.40.268.3655
ASML Investor Relations Contacts
Craig DeYoung – Vice President Investor Relations – craig.deyoung@asml.com – tel: +1.480.383.4005 – fax: +1.480.383.3976
Franki D’Hoore – Director European Investor Relations – franki.dhoore@asml.com – tel: +31.40.268.6494 – fax: +31.40.268.3655